700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

Tel. (914) 253-3406 Fax (914) 253-3667

PETER A. BRIDGMAN

SENIOR VICE PRESIDENT

AND CONTROLLER

April 1, 2008

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

RE:	PepsiCo, Inc.
Form 10-K for Fiscal Year Ended
December 29, 2007
Filed February 15, 2008
File No. 001-01183

Dear Mr. Reynolds,

We are responding to your letter dated March 28, 2008. Our response follows your numbered comment (shown in boldface type).

Form 10-K for the Fiscal Year Ended December 29, 2007

Financial Statements

Notes to Financial Statements

Mr. John Reynolds

April 1, 2008

Page 2 ..

Note 1 – Basis of Presentation and Our Divisions, page 63

We note in 2007, you reclassified certain non-consolidated international bottling interests from bottling equity income and corporate unallocated results to PI’s division operating results (i.e. selling, general and administrative expenses) to be consistent with internal management accountability. While this reclassification appears appropriate for segment disclosures in accordance with SFAS 131, tell us why you believe it is appropriate to reflect this reclassification on the face of your income statement. In your response, also clarify the criteria used to determine the “certain” bottling interests selected for the reclassification made on the face of your income statement.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Response

We carefully considered the requirements of Regulation S-X when preparing our 2007 Form 10-K. S-X Rule 5-03 Income Statements, Item 13 requires a separate income statement caption for equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons. The caption instructions state that “if justified by the circumstances, this Item may be presented in a different position and a different manner on a company’s income statement.”

We group our equity investments in two categories: Anchor Bottlers and Other Noncontrolled Affiliates. Our share of our Anchor Bottlers’ results is presented as Bottler Equity Income below Operating Profit on our Income Statement, and our share of our Other Noncontrolled Affiliates’ results is included as a component of Selling, General and Administrative (SG&A) Expenses within Operating Profit on our Income Statement. The following discussion explains our rationale for this presentation.

Anchor Bottlers

As noted in Management’s Discussion and Analysis, our Anchor Bottlers consist primarily of two publicly traded entities, the Pepsi Bottling Group (PBG) and Pepsi Americas (PAS), in which we have substantial equity interests. The operations of these bottlers span multiple PepsiCo operating divisions (i.e. PepsiCo Beverages North America and PepsiCo International), and, consequently, the business relationships with these entities

Mr. John Reynolds

April 1, 2008

Page 3 ..

are managed by PepsiCo Corporate. As a result, our divisions are not held accountable for any financial investment decisions made by Corporate with respect to our investments in our Anchor Bottlers, and we believe it would be inappropriate to include the equity income of our Anchor Bottlers in our Operating Income. In addition, given the ongoing significance of our Anchor Bottlers’ results to our Income Statement and the continued specific interest by financial analysts and other stakeholders in our Anchor Bottlers’ results, we continue to report our share of this income separately as Bottling Equity Income on our Income Statement.

Footnote 8 to our financial statements includes all required disclosures under the S-X rules for our Anchor Bottlers.

Other Noncontrolled Affiliates

Our Other Noncontrolled Affiliates consist of over 30 small investments in joint ventures, partnerships and equity interests organized according to the regulations of the countries in which they are incorporated. These affiliates represent investments in various snacks and beverage businesses. In contrast to our Anchor Bottlers, our operating divisions are held accountable for their respective shares of the results of these entities, including the trading relationships, selling them product and providing marketing and brand leadership, as well as the financial investment relationships through which the divisions have an interest in their business performance. Moreover, in contrast to our Anchor Bottlers, these investments are integral to the operations of the divisions’ businesses and their ability to make, sell and distribute our products.

Our share of the income or losses from our Other Noncontrolled Affiliates is reported as Other Income within SG&A Expenses. The amounts have not been separately disclosed within Operating Profit due to immateriality, both individually and in the aggregate. Our share of the income from these Other Noncontrolled Affiliates is less than 2% of our SG&A expenses in all years presented.

We believe our Income Statement presentation better enables the readers of our financial statements to understand and separately analyze key components of our operations. Accordingly, we believe it is important to continue to present the results of our Anchor Bottlers separate from our Other Noncontrolled Affiliates. Lastly, we believe it is appropriate to continue to include income or losses from our Other Noncontrolled Affiliates in Operating Profit on our Income Statement due to the factors noted above.

With the exception of the immaterial reclassifications of certain non-consolidated bottling interests to PI’s division operating results made in the first quarter of 2007 ($64 million, $63 million and $62 million for the years ended 2007, 2006 and 2005, respectively), in which the term “certain” refers to non Anchor Bottler equity investees, we have consistently reported our share of Other Noncontrolled Affiliates’ income within Operating Profit.

Mr. John Reynolds

April 1, 2008

Page 4 ..

* * * * * * * *

For the reasons noted above, as well as the insignificance of the amounts involved, we respectfully propose not to revise our income statement in our 2007 10-K. Should the amounts become more significant for our Other Noncontrolled Affiliates, we would propose to create a separate line for Income from Other Noncontrolled Affiliates within Operating Profit in future filings.

We will, however, in order to increase transparency in this area, revise our accounting policy disclosure in future filings as follows:

“Equity Income from our Anchor Bottlers is recorded as Bottling Equity Income. Income or losses from Other Noncontrolled Affiliates are recorded as a component of Selling, General and Administrative Expenses.”

Pursuant to your request, PepsiCo hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) PepsiCo may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information or have any questions please call me at (914) 253-3406.

Sincerely,
/s/ Peter A. Bridgman Peter A. Bridgman

Mr. John Reynolds

April 1, 2008

Page 5 ..

cc:	Ethan Horowitz – SEC
Brian K. Bhandari – SEC
Ron Alper – SEC
Indra K. Nooyi – Chairman and Chief Executive Officer
Richard Goodman – Chief Financial Officer
Marie Gallagher – Vice President and Assistant Controller
John Chapman, KPMG LLP
Larry A. Leva, KPMG LLP
James Schiro – Chairman, PepsiCo, Inc. Audit Committee
Thomas Tamoney – Senior Vice President, Deputy General Council and Asst. Secretary
PepsiCo Disclosure Committee